Exhibit 1.1

Transactions in the Shares — The Reporting Parties

Alex Meruelo Living Trust

Trade Date	Number of Shares	Price Per Share	Purchase / Sale
4/22/16	36,716	$3.50	Purchase
4/22/16	25,000	$3.47	Purchase
4/22/16	223	$3.35	Purchase
4/28/16	5,328	$3.50	Purchase